Exhibit 99.1

VNET Reports Unaudited Third Quarter 2025 Financial Results

BEIJING, November 20, 2025 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2025.

“We delivered another strong quarter, demonstrating our strategy’s effectiveness in capturing opportunities,” said Josh Sheng Chen, Founder, Executive Chairperson and interim Chief Executive Officer of VNET. “Our wholesale IDC business sustained its robust growth trajectory in the third quarter, driven by our rapid delivery capabilities and customers’ fast move-in pace. Order momentum remained solid, underscored by three new wholesale orders totaling 63MW and a combined capacity of approximately 2MW in retail orders from customers in various industries. This upward trend accelerated as we entered the fourth quarter, bolstered by a 32MW wholesale order from another customer in the internet sector. As a pioneer in AIDC development, we are uniquely positioned to capitalize on the accelerating AI-driven demand. We will continue to execute our effective dual-core strategy and advance our Hyperscale 2.0 framework, seizing opportunities to further unleash our growth potential in the AI era.”

Qiyu Wang, Chief Financial Officer of VNET, commented, “This quarter’s robust growth and enhanced profitability are yet another testament to our high-quality growth strategy. Our total net revenues rose 21.7% year over year to RMB2.58 billion, driven by significant wholesale revenue growth of 82.7% year over year. Adjusted EBITDA also increased by 27.5% year over year to RMB758.3 million, with an adjusted EBITDA margin of 29.4%, up 1.3 percentage points year over year. Building on the raised guidance we announced in June, we are pleased to further increase our full-year revenue and adjusted EBITDA guidance this quarter, thanks to fast move-ins among wholesale IDC customers and our ongoing operational efficiency gains. Looking ahead, we will continue to consolidate our core strengths and capture growth opportunities, delivering sustainable, long-term value for all stakeholders.”

Third Quarter 2025 Financial Highlights

•	Total net revenues increased by 21.7% to RMB2.58 billion (US$362.7 million) from RMB2.12 billion in the same period of 2024.

•	Net revenues from the IDC business[1] increased by 30.4% to RMB1.95 billion (US$274.6 million) from RMB1.50 billion in the same period of 2024.

•	Net revenues from the wholesale IDC business (“wholesale revenues”) increased by 82.7% to RMB955.5 million (US$134.2 million) from RMB523.0 million in the same period of 2024.

•	Net revenues from the retail IDC business (“retail revenues”) increased slightly to RMB999.1 million (US$140.3 million) compared with RMB975.5 million in the same period of 2024.

•	Net revenues from the non-IDC business[2] increased slightly to RMB627.1 million (US$88.1 million) from RMB622.3 million in the same period of 2024.

•	Adjusted cash gross profit (non-GAAP) increased by 22.1% to RMB1.05 billion (US$147.6 million) from RMB860.7 million in the same period of 2024. Adjusted cash gross margin (non-GAAP) was 40.7%, compared with 40.6% in the same period of 2024.

•	Adjusted EBITDA (non-GAAP) increased by 27.5% to RMB758.3 million (US$106.5 million) from RMB594.8 million in the same period of 2024. Adjusted EBITDA margin (non-GAAP) was 29.4%, compared with 28.0% in the same period of 2024.

1 IDC business refers to managed hosting services, consisting of the wholesale IDC business and the retail IDC business. Beginning in the first quarter of 2024, our IDC business was subdivided into wholesale IDC business and retail IDC business according to the nature and scale of our data center projects. Prior to 2024, the subdivision was based on customer contract types.

2 Non-IDC business consists of cloud services and VPN services.

Third Quarter 2025 Operational Highlights

Wholesale IDC Business

•	Capacity in service was 783MW as of September 30, 2025, compared with 674MW as of June 30, 2025, and 358MW as of September 30, 2024. Capacity under construction was 306MW as of September 30, 2025.

•	Capacity utilized by customers reached 582MW as of September 30, 2025, compared with 511MW as of June 30, 2025, and 279MW as of September 30, 2024. The sequential increase during the third quarter of 2025 was 70MW, which was mainly contributed by the N-OR Campus 01 data centers.

•	Utilization rate[3] of wholesale capacity was 74.3% as of September 30, 2025, compared with 75.9% as of June 30, 2025, and 78.0% as of September 30, 2024.

•	Utilization rate of mature wholesale capacity[4] was 94.7% as of September 30, 2025, compared with 94.6% as of June 30, 2025, and 95.6% as of September 30, 2024.

•	Utilization rate of ramp-up wholesale capacity[5] was 37.6% as of September 30, 2025, compared with 20.8% as of June 30, 2025, and 46.4% as of September 30, 2024.

•	Total capacity committed[6] was 741MW as of September 30, 2025, compared with 674MW as of June 30, 2025, and 352MW as of September 30, 2024.

•	Commitment rate[7] for capacity in service was 94.7% as of September 30, 2025, compared with 100% as of June 30, 2025, and 98.2% as of September 30, 2024.

•	Total capacity pre-committed[8] was 141MW and pre-commitment rate[9] for capacity under construction was 46% as of September 30, 2025.

Retail IDC Business10

•	Capacity in service was 52,288 cabinets as of September 30, 2025, compared with 52,131 cabinets as of June 30, 2025, and 52,250 cabinets as of September 30, 2024.

•	Capacity utilized by customers reached 33,907 cabinets as of September 30, 2025, compared with 33,292 cabinets as of June 30, 2025, and 32,950 cabinets as of September 30, 2024.

•	Utilization rate of retail capacity was 64.8% as of September 30, 2025, compared with 63.9% as of June 30, 2025, and 63.1% as of September 30, 2024.

•	Utilization rate of mature retail capacity[11] was 69.2% as of September 30, 2025, compared with 68.6% as of June 30, 2025, and 69.5% as of September 30, 2024.

•	Utilization rate of ramp-up retail capacity[12] was 30.6% as of September 30, 2025, compared with 26.4% as of June 30, 2025, and 16.8% as of September 30, 2024.

•	Monthly recurring revenue (MRR) per retail cabinet was RMB8,948 in the third quarter of 2025, compared with RMB8,915 in the second quarter of 2025 and RMB8,788 in the third quarter of 2024.

3 Utilization rate is calculated by dividing capacity utilized by customers by the capacity in service.

4 Mature wholesale capacity refers to wholesale data centers in which utilization rate is at or above 80%.

5 Ramp-up wholesale capacity refers to wholesale data centers in which utilization rate is below 80%.

6 Total capacity committed is the capacity committed to customers pursuant to customer agreements remaining in effect.

7 Commitment rate is calculated by total capacity committed divided by total capacity in service.

8 Total capacity pre-committed is the capacity under construction which is pre-committed to customers pursuant to customer agreements remaining in effect.

9 Pre-commitment rate is calculated by total capacity pre-committed divided by total capacity under construction.

10 For retail IDC business, since the first quarter of 2024, we have excluded a certain number of reserved cabinets from the capacity in service. Reserved cabinets refer to those that have not been utilized on a large scale, those that are planned to be closed, or those that are planned to be further upgraded. As of September 30, 2024, June 30, 2025, and September 30, 2025, 4,150, 3,791 and 3,791 reserved cabinets, respectively, were excluded from the calculation of utilization rate of retail IDC business capacity.

11 Mature retail capacity refers to retail data centers that came into service prior to the past 24 months.

12 Ramp-up retail capacity refers to retail data centers that came into service within the past 24 months, or mature retail data centers that have undergone improvements within the past 24 months.

Third Quarter 2025 Financial Results

TOTAL NET REVENUES: Total net revenues in the third quarter of 2025 were RMB2.58 billion (US$362.7 million), representing an increase of 21.7% from RMB2.12 billion in the same period of 2024. The year-over-year increase was mainly driven by the continued growth of our wholesale IDC business.

Net revenues from IDC business increased by 30.4% to RMB1.95 billion (US$274.6 million) from RMB1.50 billion in the same period of 2024. The year-over-year increase was mainly driven by an increase in wholesale revenues.

•	Wholesale revenues increased by 82.7% to RMB955.5 million (US$134.2 million) from RMB523.0 million in the same period of 2024.

•	Retail revenues increased by 2.4% to RMB999.1 million (US$140.3 million) from RMB975.5 million in the same period of 2024.

Net revenues from non-IDC business increased slightly by 0.8% to RMB627.1 million (US$88.1 million) from RMB622.3 million in the same period of 2024.

GROSS PROFIT: Gross profit in the third quarter of 2025 was RMB539.0 million (US$75.7 million), representing an increase of 9.6% from RMB491.7 million in the same period of 2024. Gross margin in the third quarter of 2025 was 20.9%, compared with 23.2% in the same period of 2024.

ADJUSTED CASH GROSS PROFIT (non-GAAP), which excludes depreciation, amortization, and share-based compensation expenses, was RMB1.05 billion (US$147.6 million) in the third quarter of 2025, compared with RMB860.7 million in the same period of 2024. Adjusted cash gross margin (non-GAAP) in the third quarter of 2025 was 40.7%, compared with 40.6% in the same period of 2024.

OPERATING EXPENSES: Total operating expenses in the third quarter of 2025 were RMB333.3 million (US$46.8 million), compared with RMB300.3 million in the same period of 2024.

Sales and marketing expenses were RMB71.3 million (US$10.0 million) in the third quarter of 2025, compared with RMB60.7 million in the same period of 2024.

Research and development expenses were RMB71.3 million (US$10.0 million) in the third quarter of 2025, compared with RMB53.1 million in the same period of 2024.

General and administrative expenses were RMB185.8 million (US$26.1 million) in the third quarter of 2025, compared with RMB132.5 million in the same period of 2024.

ADJUSTED OPERATING EXPENSES (non-GAAP), which exclude share-based compensation expenses, were RMB331.4 million (US$46.5 million) in the third quarter of 2025, compared with RMB293.6 million in the same period of 2024. As a percentage of total net revenues, adjusted operating expenses (non-GAAP) in the third quarter of 2025 were 12.8%, compared with 13.8% in the same period of 2024.

ADJUSTED EBITDA (non-GAAP): Adjusted EBITDA in the third quarter of 2025 was RMB758.3 million (US$106.5 million), representing an increase of 27.5% from RMB594.8 million in the same period of 2024. Adjusted EBITDA margin (non-GAAP) in the third quarter of 2025 was 29.4%, compared with 28.0% in the same period of 2024.

NET LOSS ATTRIBUTABLE TO VNET GROUP, INC.: Net loss attributable to VNET Group, Inc. in the third quarter of 2025 was RMB307.0 million (US$43.1 million), compared with a net income attributable to VNET Group, Inc. of RMB317.6 million in the same period of 2024. The year-on-year change is mainly attributable to RMB337.2 million in fair value changes of financial instruments in the third quarter of 2025, and a RMB246.2 million gain on debt extinguishment in the same period of 2024.

LOSS PER SHARE: Basic and diluted loss per share in the third quarter of 2025 were both RMB0.19 (US$0.03), which represents the equivalent of RMB1.14 (US$0.16) per American depositary share (“ADS”), respectively. Each ADS represents six Class A ordinary shares.

LIQUIDITY: As of September 30, 2025, the aggregate amount of the Company’s cash and cash equivalents, restricted cash and short-term investments was RMB5.33 billion (US$748.3 million).

Total short-term debt, consisting of short-term bank borrowings and the current portion of long-term borrowings, was RMB3.00 billion (US$422.1 million). Total long-term debt was RMB16.48 billion (US$2.31 billion), comprised of long-term borrowings of RMB10.99 billion (US$1.54 billion) and convertible notes of RMB5.49 billion (US$771.2 million).

Net cash generated from operating activities in the third quarter of 2025 was RMB809.8 million (US$113.8 million), compared with RMB760.4 million in the same period of 2024. During the third quarter of 2025, the Company obtained new debt financing, refinancing facilities and other financings of RMB2.41 billion (US$338.4 million).

Business Outlook

The Company increased its full year 2025 guidance for total net revenues and adjusted EBITDA. Specifically, the Company now expects total net revenues for 2025 to be between RMB9,550 million to RMB9,867 million, representing year-over-year growth of 16% to 19%, and adjusted EBITDA (non-GAAP) to be in the range of RMB2,910 million to RMB2,945 million, representing year-over-year growth of 20% to 21%. If the RMB87.7 million disposal gain of E-JS02 data center were excluded from the adjusted EBITDA calculation for 2024, year-over-year growth would be 24% to 26%. Please note our updated guidance factors in the impact of the private REIT transactions issued early this November.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions and is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on Thursday, November 20, 2025, or 8:00 PM Beijing Time on Thursday, November 20, 2025.

For participants who wish to join the call, please access the links provided below to complete the online registration process.

English line:

https://s1.c-conf.com/diamondpass/10051108-p4c7lo.html

Chinese line (listen-only mode):

https://s1.c-conf.com/diamondpass/10051109-lspout.html

Participants can choose between the English and Chinese options for pre-registration above. Please note that the Chinese option will be in listen-only mode. Upon registration, each participant will receive an email containing details for the conference call, including dial-in numbers, a conference call passcode and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.vnet.com.

A replay of the conference call will be accessible through November 27, 2025, by dialing the following numbers:

US/Canada:	1 855 883 1031
Mainland China:	400 1209 216
Hong Kong, China:	800 930 639
International:	+61 7 3107 6325
Reply PIN (English line):	10051108
Reply PIN (Chinese line):	10051109

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as VNET's strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's liquidity conditions; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2024	September 30, 2025
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,492,436	3,503,014	492,065
Restricted cash	545,795	536,746	75,396
Short-term Investments	-	1,245,995	175,024
Accounts and notes receivable, net	1,655,984	2,197,982	308,749
Amounts due from related parties	336,360	376,791	52,928
Prepaid expenses and other current assets	2,789,573	3,102,152	435,758
Total current assets	6,820,148	10,962,680	1,539,920

Non-current assets:
Restricted cash	42,842	41,475	5,826
Derivative financial instrument	6,768	16,418	2,306
Long-term investments, net	794,688	791,352	111,161
Property and equipment, net	17,216,635	22,263,071	3,127,275
Intangible assets,net	1,403,787	1,934,143	271,687
Land use rights, net	766,213	910,107	127,842
Operating lease right-of-use assets, net	4,618,212	5,014,020	704,315
Deferred tax assets, net	306,623	382,588	53,742
Other non-current assets	381,126	1,038,957	145,941
Total non-current assets	25,536,894	32,392,131	4,550,095
Total assets	32,357,042	43,354,811	6,090,015

Liabilities and Shareholders' Equity
Current liabilities:
Short-term bank borrowings	589,000	1,039,997	146,088
Current portion of long-term borrowings	1,420,190	1,964,645	275,972
Current portion of finance lease liabilities	208,299	326,384	45,847
Current portion of operating lease liabilities	899,818	970,109	136,270
Accounts and notes payable	709,260	750,806	105,465
Amounts due to related parties	355,679	614,469	86,314
Income taxes payable	69,569	45,103	6,336
Advances from customers	1,378,806	1,678,642	235,797
Deferred revenue	87,830	91,324	12,828
Current portion of deferred government grants	6,727	55,246	7,760
Accrued expenses and other payables	3,618,237	4,635,493	651,144
Total current liabilities	9,343,415	12,172,218	1,709,821

Non-current liabilities:
Long-term borrowings	7,767,390	10,986,557	1,543,273
Convertible notes	1,897,738	5,489,924	771,165
Non-current portion of finance lease liabilities	1,532,309	1,761,178	247,391
Non-current portion of operating lease liabilities	3,779,293	4,122,983	579,152
Unrecognized tax benefits	107,850	107,850	15,150
Deferred tax liabilities	734,404	903,643	126,934
Deferred government grants	273,824	220,640	30,993
Total non-current liabilities	16,092,808	23,592,775	3,314,058

Mezzanine equity:
Redeemable non-controlling interests	-	1,248,101	175,320
Total mezzanine equity	-	1,248,101	175,320

Shareholders' equity
Ordinary shares	112	112	16
Treasury stock	(161,892)	(179,087)	(25,156)
Additional paid-in capital	17,298,692	17,240,286	2,421,729
Statutory reserves	107,380	122,443	17,199
Accumulated other comprehensive loss	(18,504)	(6,885)	(967)
Accumulated deficit	(10,859,888)	(11,431,556)	(1,605,781)
Total VNET Group, Inc. shareholders’ equity	6,365,900	5,745,313	807,040
Noncontrolling interest	554,919	596,404	83,776
Total shareholders' equity	6,920,819	6,341,717	890,816
Total liabilities, mezzanine equity and shareholders' equity	32,357,042	43,354,811	6,090,015

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	2,120,794	2,434,205	2,581,747	362,656	6,012,680	7,262,172	1,020,111
Cost of revenues	(1,629,111)	(1,886,470)	(2,042,718)	(286,939)	(4,685,381)	(5,610,067)	(788,041)
Gross profit	491,683	547,735	539,029	75,717	1,327,299	1,652,105	232,070

Operating income (expenses)
Operating income (loss)	11,767	(1,143)	12,767	1,793	15,716	13,085	1,838
Sales and marketing expenses	(60,700)	(69,963)	(71,328)	(10,019)	(190,668)	(205,637)	(28,886)
Research and development expenses	(53,127)	(67,570)	(71,295)	(10,015)	(190,514)	(182,468)	(25,631)
General and administrative expenses	(132,482)	(212,473)	(185,765)	(26,094)	(466,076)	(578,008)	(81,192)
Allowance for doubtful debt	(65,731)	(23,568)	(17,664)	(2,481)	(63,309)	(71,784)	(10,083)
Total operating expenses	(300,273)	(374,717)	(333,285)	(46,816)	(894,851)	(1,024,812)	(143,954)

Operating profit	191,410	173,018	205,744	28,901	432,448	627,293	88,116
Interest income	4,218	16,869	8,724	1,225	21,796	32,344	4,543
Interest expense	(93,996)	(157,508)	(151,017)	(21,213)	(323,850)	(409,178)	(57,477)
Other income	15,584	5,234	7,355	1,033	50,873	14,400	2,023
Other expenses	(8,783)	(5,499)	(5,525)	(776)	(17,105)	(13,462)	(1,891)
Changes in the fair value of financial instruments	(7,107)	70,404	(337,216)	(47,368)	(2,537)	(601,716)	(84,523)
Gain on debt extinguishment	246,175	-	-	-	246,175	-	-
Foreign exchange gain (loss)	14,833	9,258	16,174	2,272	(17,915)	34,959	4,911
Income (loss) before income taxes and gain from equity method investments	362,334	111,776	(255,761)	(35,926)	389,885	(315,360)	(44,298)
Income tax expenses	(31,149)	(95,048)	(21,467)	(3,015)	(151,682)	(168,577)	(23,680)
Gain from equity method investments	965	41	1,919	270	6,770	5,174	727
Net income (loss)	332,150	16,769	(275,309)	(38,671)	244,973	(478,763)	(67,251)
Net income attributable to noncontrolling interest	(14,524)	(13,656)	(16,471)	(2,314)	(50,677)	(47,462)	(6,667)
Net income attributable to redeemable non-controlling interests	-	(15,027)	(15,263)	(2,144)	-	(30,290)	(4,255)
Net income (loss) attributable to the VNET Group, Inc.	317,626	(11,914)	(307,043)	(43,129)	194,296	(556,515)	(78,173)
Accretion to redemption amount of redeemable non-controlling interests	-	(67)	(23)	(3)	-	(90)	(13)
Net profit (loss) attributable to the Company’s ordinary shareholders	317,626	(11,981)	(307,066)	(43,132)	194,296	(556,605)	(78,186)
			-
Earnings (loss) per share
Basic	0.20	(0.01)	(0.19)	(0.03)	0.12	(0.35)	(0.05)
Diluted	0.05	(0.01)	(0.19)	(0.03)	(0.02)	(0.35)	(0.05)
Shares used in earnings (loss) per share computation
Basic*	1,602,860,426	1,610,484,726	1,613,726,084	1,613,726,084	1,588,659,647	1,611,021,595	1,611,021,595
Diluted*	1,740,565,086	1,610,484,726	1,613,726,084	1,613,726,084	1,725,023,283	1,611,021,595	1,611,021,595

Earnings (loss) per ADS (6 ordinary shares equal to 1 ADS)
Basic	1.20	(0.06)	(1.14)	(0.16)	0.72	(2.10)	(0.30)
Diluted	0.30	(0.06)	(1.14)	(0.16)	(0.12)	(2.10)	(0.30)

* Shares used in earnings (loss) per share/ADS computation were computed under weighted average method.

VNET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	491,683	547,735	539,029	75,717	1,327,299	1,652,105	232,070
Plus: depreciation and amortization	368,764	513,891	511,334	71,827	1,085,984	1,427,624	200,537
Plus: share-based compensation expenses	234	196	384	54	234	689	97
Adjusted cash gross profit	860,681	1,061,822	1,050,747	147,598	2,413,517	3,080,418	432,704
Adjusted cash gross margin	40.6%	43.6%	40.7%	40.7%	40.1%	42.4%	42.4%

Operating expenses	(300,273)	(374,717)	(333,285)	(46,816)	(894,851)	(1,024,812)	(143,954)
Plus: share-based compensation expenses	6,709	9,163	1,899	267	105,428	17,391	2,443
Adjusted operating expenses	(293,564)	(365,554)	(331,386)	(46,549)	(789,423)	(1,007,421)	(141,511)

Operating profit	191,410	173,018	205,744	28,901	432,448	627,293	88,116
Plus: depreciation and amortization	396,428	550,087	550,248	77,293	1,170,313	1,527,775	214,605
Plus: share-based compensation expenses	6,943	9,359	2,283	321	105,662	18,080	2,540
Adjusted EBITDA	594,781	732,464	758,275	106,515	1,708,423	2,173,148	305,261
Adjusted EBITDA margin	28.0%	30.1%	29.4%	29.4%	28.4%	29.9%	29.9%

VNET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	September 30, 2024	June 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash generated from operating activities	760,366	366,596	809,817	113,753

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,426,892)	(1,870,296)	(2,184,378)	(306,838)
Purchases of intangible assets	(33,806)	(24,388)	(37,074)	(5,208)
Proceeds from (payments for) investments	92,426	(1,216,168)	(5,000)	(702)
Proceeds from (payments for) other investing activities	31,762	(171,213)	(62,689)	(8,806)
Net cash used in investing activities	(1,336,510)	(3,282,065)	(2,289,141)	(321,554)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	745,534	1,004,537	1,867,856	262,376
Repayments of bank borrowings	(129,893)	(381,728)	(231,432)	(32,509)
Payments for finance leases	(27,669)	(44,471)	(44,824)	(6,296)
Contribution from noncontrolling interest in a subsidiary	-	(4,555)	250,657	35,210
(Payments for) proceeds from other financing activities	(59,645)	8,875	299,027	42,004
Net cash generated from financing activities	528,327	582,658	2,141,285	300,785

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(6,049)	(14,764)	(808)	(113)

Net (decrease) increase in cash, cash equivalents and restricted cash	(53,866)	(2,347,575)	661,152	92,871
Cash, cash equivalents and restricted cash at beginning of period	2,135,833	5,767,658	3,420,083	480,416
Cash, cash equivalents and restricted cash at end of period	2,081,967	3,420,083	4,081,235	573,287